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Exhibit 99.1

FOR IMMEDIATE RELEASE

SBS BROADCASTING ANNOUNCES
RELEASE OF SHAREHOLDERS' CIRCULAR FOR EXTRAORDINARY
GENERAL MEETING OF ITS SHAREHOLDERS ON OCTOBER 3,2005
TO CONSIDER ACQUISITION BY PERMIRA AND KKR

        Luxembourg—September 2, 2005—SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has commenced distribution of the shareholders' circular for the Extraordinary General Meeting of its shareholders that is scheduled to be held on October 3, 2005 in Luxembourg. The purpose of the Extraordinary General Meeting is to consider the previously announced proposed acquisition of the business of SBS by an entity owned by funds advised by two leading international private equity firms, Permira and Kohlberg Kravis Roberts & Co. L.P.

        SBS is mailing the shareholders' circular to shareholders of record on August 24, 2005, the record date for the Extraordinary General Meeting. The shareholders' circular is also being made available today on SBS's website, www.sbsbroadcasting.com, will be available free of charge at SBS's registered offices in Luxembourg and the offices of Deutsche Bank AG, Amsterdam Branch, its paying agent in The Netherlands for the purposes hereof, at the addresses set out below, and will be furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K.

        Subject to approval of the transaction by the shareholders of SBS at the Extraordinary General Meeting and satisfaction of the other conditions precedent to the closing of the transaction set out in the Sale and Purchase Agreement entered into by SBS in relation to the transaction, SBS expects that the closing of the transaction will occur in late October. As soon as practicable after the closing date for the transaction has been set, SBS will announce the closing date, the record date for the distribution to shareholders of the proceeds of the transaction and certain other amounts, and the date on which trading of SBS shares on the Nasdaq National Market and Euronext Amsterdam will be suspended in order to allow trades on the Nasdaq National Market and Euronext Amsterdam to settle prior to the record date for the distribution.

Forward-Looking Statements

        The statements in this press release regarding the expected date of the Extraordinary General Meeting and the timing for closing of the transaction are forward-looking. The date for the Extraordinary General Meeting and the timing for the closing of the transaction could change.

About SBS Broadcasting S.A.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden. SBS's registered offices are at 8-10 rue Mathias Hardt, L-1717 Luxembourg. SBS's paying agent in The Netherlands for the purposes hereof is Deutsche Bank AG, Amsterdam Branch, Herengracht 450-454, 1017 CA, The Netherlands.

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Contacts

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi/Jon Lesko	Jeff Pryor	Catriona Cockburn
Brainerd Communicators	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818 338 3555	Tel: +44 207 282 2924

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SBS BROADCASTING ANNOUNCES RELEASE OF SHAREHOLDERS' CIRCULAR FOR EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS ON OCTOBER 3,2005 TO CONSIDER ACQUISITION BY PERMIRA AND KKR